NEWS RELEASE

The Hartford Reports Second Quarter 2013 Financial Results

•	Core earnings* totaled $324 million, or $0.66 per diluted share, including $95 million, or $0.19 per diluted share, of losses from prior year development

•	Net loss of $190 million, or $0.42 per diluted share, compared with net loss of $101 million, or $0.26 per diluted share, in second quarter 2012

•	Standard Commercial renewal written pricing increased 8%, in line with the last three quarters

•	P&C combined ratio, before catastrophes and prior year development*, improved to 91.8 from 93.6 in second quarter 2012

•	Annualized full surrender rates of Japan and U.S. variable annuities increased to 34.8% and 17.5%, respectively

•	Equity repurchase authorization for 2013-2014 expanded in June to $1.25 billion; repurchases totaled $118 million in second quarter 2013

•	Quarterly dividend increased by 50% to $0.15 per share

HARTFORD, Conn., July 29, 2013 – The Hartford (NYSE:HIG) reported core earnings of $324 million, or $0.66 per diluted share, for the three months ended June 30, 2013 (second quarter 2013), up 18% from $274 million, or $0.56 per diluted share, in second quarter 2012. The improvement from the prior year quarter was principally due to higher core earnings in Property & Casualty (P&C), Group Benefits and Mutual Funds and a lower core loss in Corporate.

The company reported a second quarter 2013 net loss of $190 million, or $0.42 per diluted share, which included $421 million, after-tax, of realized capital losses, principally from the company's international variable annuity (VA) hedging programs, and a $126 million, after-tax, loss from discontinued operations due to the agreement to sell Hartford Life International Limited (HLIL) for approximately $285 million in cash. Second quarter 2012 net loss totaled $101 million, or $0.26 per diluted share, and included a $587 million, after-tax, loss on extinguishment of debt and realized capital gains of $369 million, after-tax, principally from international VA hedging programs.

“The Hartford continues to deliver shareholder value through profitable growth, reduced risk and capital management,” said The Hartford's Chairman, President and CEO Liam E. McGee. “This quarter, P&C, Group Benefits and Mutual Funds margin improvements drove core earnings for those businesses up 28% compared with second quarter 2012. We remain focused on achieving renewal written price increases in P&C Commercial, which averaged 8% this quarter for Standard Commercial, in line with the last three quarters. In June, we expanded the 2013 and 2014 equity repurchase program by $750 million, to a total of $1.25 billion, and increased the quarterly dividend by 50%.”

*Denotes financial measures not calculated based on generally accepted accounting principles (“non-GAAP").
“We continue to make progress reducing the size and risk of Talcott Resolution,” said Executive Vice President and Chief Financial Officer Christopher J. Swift. “During the second quarter, variable annuity surrender activity increased, with full surrenders rising to 34.8% on the Japan block and to 17.5% in the U.S., reflecting policyholder behavior in strong markets and our management of the block. In addition, we agreed to sell our U.K. variable annuity business at attractive economics to a subsidiary of Berkshire Hathaway.”

CONSOLIDATED FINANCIAL RESULTS

($ in millions except per share data)	Three Months Ended
	June 30, 2013	June 30, 2012	Change[2]
Core earnings (losses):
Property & Casualty	$140	$101	39%
Group Benefits	$37	$34	9%
Mutual Funds	$20	$19	5%
Sub-Total	$197	$154	28%
Talcott Resolution	$196	$200	(2)%
Corporate	($69)	($80)	(14)%
Core earnings	$324	$274	18%
Net loss	($190)	($101)	88%
Net loss available to common shareholders per share	$(0.42)	$(0.26)	62%
Weighted average diluted common shares outstanding	489.0	485.8	1%
Core earnings available to common shareholders per diluted share[1]	$0.66	$0.56	18%

[1]	Includes dilutive potential common shares and, in second quarter 2012, assumed conversion of preferred shares

[2]	The Hartford defines increases or decreases greater than or equal to 200%, or changes from a net gain to a net loss position, or vice versa, as "NM" or not meaningful

Second quarter 2013 net income and core earnings included unfavorable prior year development (PYD) of $95 million, after-tax, or $0.19 per diluted share on a core earnings basis, including $91 million, after-tax, associated with the company's annual ground-up review of asbestos and environmental reserves and $52 million, after-tax, due to the closing of the New York Fund for Reopened Cases (NY25A). Second quarter catastrophe losses were in line with management's forecast at $121 million, after-tax.

Second quarter 2012 included the following items that decreased net income by $95 million, after-tax, and core earnings by $98 million, after-tax, or $0.20 per diluted share on a core earnings basis:

•	Second quarter 2012 catastrophe losses that were higher than the company's forecast by approximately $105 million, after-tax, or $0.21 per diluted share;

•
Unfavorable PYD of $32 million, after-tax, or $0.07 per diluted share on a core earnings basis, including $33 million, after-tax, associated with the company's annual ground-up review of asbestos and environmental reserves; and

•
Net income of $42 million, or $0.09 per diluted share, and core earnings of $39 million, or $0.08 per diluted share, from the Retirement Plans and Individual Life businesses that were sold in first quarter 2013, and HLIL, which was classified as a discontinued operation effective March 31, 2013.

PROPERTY & CASUALTY (CONSOLIDATED)
Second Quarter 2013 Highlights:

•	Core earnings rose 39% due to improved underwriting results compared with second quarter 2012

•	Combined ratio improved to 105.4 from 107.5 in second quarter 2012

•	Combined ratio, before catastrophes and PYD, improved to 91.8 from 93.6 in second quarter 2012

PROPERTY & CASUALTY
($ in millions)	Three Months Ended
	Jun. 30 2013	Jun. 30 2012	Change
Underwriting gain (loss) *	$(132)	$(183)	(28)%
Investment income	$338	$319	6%
Core earnings	$140	$101	39%
Net income	$136	$84	62%
Expense ratio	28.5	28.6	0.1
Combined ratio	105.4	107.5	2.1
Combined ratio before catastrophes and PYD	91.8	93.6	1.8
PYD, before tax	$146	$49	198%
Current accident year catastrophe losses, before tax	$186	$290	(36)%
Written premiums	$2,501	$2,472	1%

P&C (Consolidated) includes the consolidated financial results of the company's three P&C segments: P&C Commercial, Consumer Markets and P&C Other Operations.

Second quarter 2013 P&C (Consolidated) net income was $136 million and core earnings were $140 million, 62% and 39% increases, respectively, primarily reflecting a reduced underwriting loss and higher limited partnership and other alternative investment income compared with second quarter 2012. The improved underwriting results in P&C (Consolidated) were principally due to better Consumer Markets and P&C Commercial underwriting results driven by lower catastrophe losses and improved current accident year underwriting margins that were partially offset by increased unfavorable PYD in P&C Other Operations and, to a lesser extent, P&C Commercial.

Second quarter 2013 combined ratio and underwriting loss were 105.4 and $132 million, respectively, compared with 107.5 and $183 million in second quarter 2012. Before catastrophes and PYD, second quarter 2013 P&C (Consolidated) combined ratio improved to 91.8 compared with 93.6 in second quarter 2012, reflecting improved underwriting margins in both P&C Commercial and Consumer Markets.

Catastrophe losses totaled $186 million, before tax, in second quarter 2013 compared with $290 million, before tax, in second quarter 2012. Unfavorable PYD totaled $146 million, before tax, in second quarter 2013 compared with unfavorable PYD of $49 million, before tax, in second quarter 2012. Unfavorable PYD in second quarter 2013 was comprised of $37 million from P&C Commercial and $141 million from P&C Other Operations, principally due to the company's annual ground-up asbestos and environmental reserve study, partially offset by favorable PYD of $32 million in Consumer Markets. Second quarter 2013 P&C Commercial unfavorable PYD included $80 million for NY25A, before tax.

Second quarter 2013 P&C (Consolidated) written premiums increased 1% over the prior year period, reflecting 1% growth in P&C Commercial Markets and 2% growth in Consumer Markets.

P&C Commercial
Second Quarter 2013 Highlights:

•	Underwriting gain of $25 million compared with a $7 million underwriting loss in second quarter 2012 reflecting improved current accident year results and lower catastrophes

•	Standard Commercial renewal written price increases rose to 8% in second quarter 2013 compared with 7% in second quarter 2012

•	Middle Market workers’ compensation and property both achieved written pricing increases in the 9-10% range during second quarter 2013

P&C COMMERCIAL
($ in millions)	Three Months Ended
	June 30, 2013	June 30, 2012	Change
Underwriting gain (loss)	$25	$(7)	NM
Combined ratio	98.4	100.5	2.1
Combined ratio before catastrophes and PYD	93.1	94.5	1.4
Written premiums	$1,533	$1,516	1%
Standard commercial rate increases	8%	7%	1.0

P&C Commercial underwriting gain was $25 million in second quarter 2013 compared with an underwriting loss of $7 million in second quarter 2012. The improvement in underwriting results was due to improved current accident year results and lower catastrophes, which were slightly offset by higher unfavorable PYD. Second quarter 2013 catastrophe losses totaled $44 million, before tax, for 14 events compared with $74 million, before tax, for 13 events in second quarter 2012. Unfavorable PYD increased to $37 million, before tax, in second quarter 2013 compared with unfavorable PYD of $19 million, before tax, in second quarter 2012. Second quarter 2013 unfavorable PYD included $80 million ($52 million, after-tax) due to NY25A.

The combined ratio before catastrophes and PYD improved to 93.1 in second quarter 2013 compared with 94.5 in second quarter 2012, reflecting improved underwriting margins in Middle Market and Specialty driven by the company's pricing and underwriting initiatives since mid-year 2011.

P&C Commercial renewal written pricing continued to be strong, achieving increases in all standard commercial business lines in second quarter 2013. Standard Commercial, which is comprised of Small Commercial and Middle Market, achieved renewal written pricing increases of 8%, a 1 point increase over second quarter 2012 and stable with first quarter 2013. Middle Market pricing increased 8%, including Middle Market workers' compensation and property pricing increases in the 9-10% range during second quarter 2013.

Written premiums grew 1% from $1,516 million in second quarter 2012 to $1,533 million in second quarter 2013, driven by growth in Small Commercial and Middle Market, up 2% and 1%, respectively. Written premium growth reflects higher pricing on renewals in Small Commercial and stronger new business production in Middle Market. Policy count retention in Small Commercial was 80% in second quarter 2013 compared with 82% in second quarter 2012. Middle Market policy count retention for second quarter 2013 was 79%, an improvement from 73% in second quarter 2012. New business premium for Small Commercial and Middle Market totaled $241 million, up 13% from $213 million in second quarter 2012 driven by Middle Market workers' compensation, property, auto and general liability.

Consumer Markets
Second Quarter 2013 Highlights:

•	Written premiums rose 2% compared with second quarter 2012 due to strong new business and improved retention

•	Combined ratio, excluding catastrophes and PYD, improved to 88.9 compared with 91.3 in second quarter 2012

•	Auto policy count retention improved 2 points and homeowners improved 1 point compared with second quarter 2012

CONSUMER MARKETS
($ in millions)	Three Months Ended
	June 30, 2013	June 30, 2012	Change
Underwriting loss	$(9)	$(114)	(92%)
Combined ratio	101.0	112.6	11.6
Combined ratio before catastrophes and PYD	88.9	91.3	2.4
Written premiums	$967	$950	2%

Consumer Markets reported an underwriting loss of $9 million in second quarter 2013, down from an underwriting loss of $114 million in second quarter 2012 due to favorable loss trends, including reduced current accident year catastrophe losses and more favorable PYD. Second quarter 2013 underwriting results included current accident year catastrophe losses of $142 million, before tax, compared with $216 million, before tax, in second quarter 2012. Favorable PYD was $32 million, before tax, in second quarter 2013 compared with favorable PYD of $23 million, before tax, in second quarter 2012. Favorable PYD in second quarter 2013 was predominantly due to favorable PYD on catastrophes driven by Storm Sandy.

Consumer Markets combined ratio, before catastrophes and PYD, was 88.9 in second quarter 2013, down from 91.3 in second quarter 2012. The improvement of 2.4 points reflects earned pricing increases, favorable loss cost trends and a 1 point improvement in the expense ratio. The auto combined ratio, before catastrophes and PYD, was down 2.2 points due to earned pricing increases and favorable auto liability frequency. The homeowners combined ratio, before catastrophes and PYD, was 2.3 points better than second quarter 2012 driven by earned pricing increases and favorable non-catastrophe weather claim frequency.

Second quarter 2013 written premiums rose 2% from second quarter 2012 as a result of improved premium and policy count retention and a 10% increase in new written premium from AARP Direct and AARP Agency production. Auto new business premiums were up 9% while homeowners increased 13%. Second quarter 2013 policy count retention for auto and homeowners increased by 2 points and 1 point to 86% and 87%, respectively, from second quarter 2012. Premium retention for auto and homeowners each increased by 2 points to 88% and 92%, respectively.

P&C Other Operations

Second quarter 2013 underwriting loss was $148 million compared with $62 million in second quarter 2012. Second quarter 2013 results included unfavorable PYD of $141 million, before tax, while second quarter 2012 included unfavorable PYD of $53 million, before tax. The PYD was largely due to a $130 million, before tax, increase in asbestos reserves compared with $48 million, before tax, in second quarter 2012. Environmental PYD totaled $10 million, before tax, compared with $3 million in second quarter 2012. The company completes its annual review of asbestos and environmental reserves during the second quarter of each year.

GROUP BENEFITS
Second Quarter 2013 Highlights:

•	Core earnings were $37 million, up 9% from $34 million in second quarter 2012, driven by improved group long-term disability results

•	After-tax core earnings margin was 3.9% compared with 3.2% in second quarter 2012

•
Fully insured premiums declined 13% in second quarter 2013 from second quarter 2012 primarily due to pricing discipline for new and renewal business, the loss of a large account due to pricing and other considerations, and management actions specifically related to the Association block of business

•	Loss ratio improved 2.9 points from second quarter 2012 to 75.7% driven by improving long-term disability pricing and loss trends

GROUP BENEFITS
($ in millions)	Three Months Ended
	June 30, 2013	June 30, 2012	Change
Fully insured premiums¹	$822	$950	(13%)
Loss ratio	75.7%	78.6%	2.9
Core earnings	$37	$34	9%
[1] Fully insured ongoing premiums excludes buyout premiums and premium equivalents

Group Benefits second quarter 2013 net income rose 74% to $61 million compared with $35 million in second quarter 2012 due to higher realized capital gains and improved core earnings. Second quarter 2013 realized capital gains totaled $24 million, after-tax, compared with $0 million, after-tax, in second quarter 2012. Core earnings in second quarter 2013 were $37 million compared with $34 million in second quarter 2012, driven by improved group long-term disability results.

The loss ratio improved to 75.7 in second quarter 2013 compared with 78.6 in second quarter 2012, a 2.9 point improvement. The overall group disability loss ratio improved by 10.4 points from the prior year quarter, reflecting improved claims incidence and continued favorable claim recovery trends.

In second quarter 2013, fully insured premiums in Group Benefits were $822 million, a 13% decrease compared with $950 million in second quarter 2012. The reduction in premiums was primarily due to the effect of the company's pricing discipline for new business and case renewals, and management actions specifically related to the Association block of business.

MUTUAL FUNDS
Second Quarter 2013 Highlights:

•Gross sales improved 32% versus second quarter 2012

•	Core earnings were $20 million, up compared with $19 million in second quarter 2012

•	Total Mutual Funds assets under management rose 7% to $63.6 billion at June 30, 2013 from $59.3 billion at June 30, 2012

MUTUAL FUNDS
($ in millions)	Three Months Ended
	June 30, 2013	June 30, 2012	Change
Core earnings	$20	$19	5%
Total Mutual Funds assets under management	$63,608	$59,343	7%
Average Mutual Funds assets under management	$64,708	$61,302	6%
Annuity assets under management	$25,901	$26,888	(4%)
Total assets under management	$89,509	$86,231	4%
Average assets under management	$90,973	$89,318	2%

Second quarter 2013 net income for Mutual Funds totaled $20 million, up 11% compared with $18 million in second quarter 2012 due to higher revenue partially offset by increased distribution expenses and higher state taxes.

Mutual Funds second quarter 2013 core earnings were $20 million, up compared with $19 million in second quarter 2012, as average assets under management rose 2%. The growth in assets under management reflects growth in Mutual Funds that was partially offset by declines in Annuity assets. Mutual Funds assets under management increased 7% to $63.6 billion at June 30, 2013 from $59.3 billion at June 30, 2012, reflecting market appreciation of $9.5 billion, partially offset by $5.2 billion of net outflows. Mutual Funds net outflows included an expected institutional redemption as well as a portfolio rebalance at a key distributor, together totaling $2.5 billion. Annuity assets under management declined 4% at June 30, 2013 compared with June 30, 2012 as market appreciation during the last year was offset by redemptions.

TALCOTT RESOLUTION
Second Quarter 2013 Highlights:

•	Reached agreement to sell the U.K. VA business to a subsidiary of Berkshire Hathaway for approximately $285 million in cash; transaction expected to close by year-end 2013

•	Japan VA full surrender rate rose to an annualized rate of 34.8% compared with 9.6% in first quarter 2013 and 3.9% in second quarter 2012

•
Second quarter 2013 U.S. VA full surrender rate, including the impact of the Enhanced Surrender Value (ESV) program in 2013, rose to an annualized rate of 17.5% compared with 14.5% in first quarter 2013 and 13.0% in second quarter 2012

TALCOTT RESOLUTION
($ in millions)	Three Months Ended
	June 30, 2013	June 30, 2012	Change
Core earnings	$196	$200	(2%)
Net income (loss)	$(332)	$440	NM
U.S. VA annualized full surrender rate[1]	17.5%	13.0%	4.5
Japan VA annualized full surrender rate[1]	34.8%	3.9%	30.9
U.S. Annuity account value	$73,249	$77,766	(6%)
Japan Annuity account value	$27,289	$32,438	(16%)
[1] Full surrender rate represents full contract liquidation; excludes partial withdrawals

Talcott Resolution second quarter 2013 net loss was $332 million compared with net income of $440 million in second quarter 2012. The second quarter 2013 net loss included the following items, which are not included in core earnings:

•
Net realized capital losses of $442 million, after-tax and DAC, compared with net realized gains of $387 million, after-tax and DAC, in second quarter 2012, principally as a result of the company's International VA hedging programs;

•	Loss from discontinued operations of $124 million, after-tax, including $102 million loss on sale of the U.K. VA business; and

•	Unlock benefit for market performance and assumption changes of $36 million, after-tax, compared with a charge of $146 million, after-tax, in second quarter 2012.

Talcott Resolution second quarter 2013 core earnings were $196 million, a 2% decrease compared with $200 million in second quarter 2012. Second quarter 2012 core earnings included $39 million from the Individual Life and Retirement Plans businesses, which were sold in January 2013. Excluding these core earnings, second quarter 2013 core earnings rose 22%, primarily driven by lower DAC amortization expense in Japan and the U.S. The write-off of Japan VA DAC in first quarter 2013 eliminated DAC amortization expense in future periods, beginning with second quarter 2013. Second quarter 2013 results also included the cost of the ESV program of $23 million, after-tax and DAC. Since its launch in first quarter 2013, the total cost of the ESV program has been $48 million, after-tax and DAC.

Second quarter 2013 U.S. VA annualized full surrender rate increased to 17.5% compared to 13.0% in second quarter 2012 and 14.5% in first quarter 2013 primarily due to the success of the ESV program. Japan VA annualized full surrender rate increased sharply to 34.8% in second quarter 2013 from 3.9% in second quarter 2012 and 9.6% in first quarter 2013 due to improved market levels coupled with the aging of the block in Japan.

U.S. Annuity account values at June 30, 2013 declined 6% compared with June 30, 2012 principally due to the continued run-off of the book. U.S. VA account values declined to $62.6 billion at June 30, 2013 from $66.5 billion at June 30, 2012 due to negative net flows of $12.5 billion. Japan Annuity account values declined by 16%, also principally due to the runoff of the VA book. Japan VA account values declined to $23.9 billion at June 30, 2013 from $28.0 billion at June 30, 2012 due to negative net flows of $4.3 billion, which reflect significantly higher surrenders in first and second quarter 2013 compared with 2012.

CORPORATE

Net loss in Corporate totaled $75 million in second quarter 2013 compared with a net loss of $678 million in second quarter 2012. During second quarter 2012, the company incurred a $587 million after-tax charge for the early extinguishment of debt; there was no corresponding charge in second quarter 2013. In addition, second quarter 2013 net income included restructuring and other costs of $12 million, after-tax, compared with $18 million, after-tax, in second quarter 2012.

Second quarter 2013 Corporate core losses totaled $69 million, an $11 million decrease from core losses of $80 million in second quarter 2012 due to lower interest expense. Interest expense totaled $100 million, before tax, in the quarter, a decrease of 13% from $115 million, before tax, due to the Allianz debt refinancing in April 2012 and $800 million of debt repayment in second quarter 2013.

INVESTMENTS
Second Quarter 2013 Highlights:

•	Annualized pre-tax investment yield of 4.4%, down from 4.5% in second quarter 2012, which included investments for the Individual Life and Retirement Plans businesses that were sold in January 2013

•	Excluding limited partnerships and other alternative investments, pre-tax annualized investment yield was 4.1%, consistent with second quarter 2012, excluding sold businesses

•	Net impairment losses including mortgage loan loss reserves were $12 million, before tax, compared with $98 million, before tax, in second quarter 2012

INVESTMENTS
($ in millions)	Three Months Ended
Amounts presented before tax	June 30, 2013	June 30, 2012	Change
Net investment income, excluding trading securities	$867	$1,094	(21%)
Net impairment losses including mortgage loan loss reserves	$12	$98	(88%)
Annualized investment yield[1]	4.4%	4.5%	(0.1)
Annualized investment yield, excluding limited partnerships and other alternative investments	4.1%	4.3%	(0.2)
Annualized investment yield, excluding Retirement Plans, Individual Life and limited partnerships and other alternative investments	4.1%	4.1%	—

[1] Yields, before tax, calculated using annualized net investment income (excluding income related to equity securities, trading) divided by the monthly average invested assets at cost, amortized cost, or adjusted carrying value, as applicable, excluding equity securities, trading, repurchase agreement and dollar roll collateral, and consolidated variable interest entity non-controlling interests. Yield calculations for all periods exclude income and assets associated with the disposal of the HLIL business.

Second quarter 2013 net investment income, excluding trading securities associated with the company's runoff Japan VA block, was $867 million, before tax, a 21% decrease compared with second quarter 2012. The reduction in second quarter 2013 net investment income was principally due to lower invested assets as a result of the sale of the Individual Life and Retirement Plans businesses in January 2013. Excluding the impact of these sales, net investment income decreased approximately 1% in second quarter 2013 compared to second quarter 2012.

Annualized investment yield, before tax, was 4.4% in second quarter 2013, down approximately 10 basis points as compared to second quarter 2012, including returns on limited partnerships and other alternative investments. Excluding the impact of the sold businesses, the current quarter annualized investment yield, before tax, of 4.4% was consistent with second quarter 2012 annualized yield and included higher returns on limited partnerships and other alternative investments, offset by the impact of reinvesting at lower rates.

Limited partnership and other alternative investments generated before tax income of $95 million for an annualized return of 13% in second quarter 2013 compared with $72 million, before tax, for an annualized return of 10% in second quarter 2012.

Annualized investment yield, excluding limited partnerships and other alternative investments, declined to 4.1%, before tax, in second quarter 2013 compared to 4.3% in second quarter 2012, primarily resulting as part of the sale of the Individual Life and Retirement Plan businesses. Excluding the impact of the sold businesses, the annualized investment yield, excluding limited partnerships and other alternative investments, was consistent with second quarter 2012 at 4.1%, before tax, as a modest increase in allocation to higher yielding asset classes was offset by the impact of investing in the sustained low interest rate environment.

Net impairment losses for second quarter 2013, including mortgage loan loss reserves, totaled $12 million, before tax, compared with $98 million, before tax, in second quarter 2012. Second quarter 2012 losses included impairment losses on floating-rate preferred and asset-backed securities as a result of low interest rates.

Total invested assets, excluding trading securities, were $82.2 billion as of June 30, 2013 compared with $105.3 billion at Dec. 31, 2012, a 22% reduction due principally to the sale of the Retirement Plans and Individual Life businesses. Excluding the impact of the disposition of these businesses, invested assets, excluding trading securities, declined $5.8 billion at June 30, 2013 compared with Dec. 31, 2012. Declines were driven by the impact of higher interest rates on invested assets, which are recorded at market value, hedging activity including collateral movements, reductions in dollar rolls, and capital management.

Net unrealized gains on available-for-sale securities were $2.1 billion as of June 30, 2013, down $4.1 billion from Dec. 31, 2012, with $1.4 billion resulting from the sale of the Retirement Plans and Individual Life businesses and with the remaining decrease primarily driven by rising interest rates and wider credit spreads.

STOCKHOLDERS’ EQUITY

($ in millions)	As of
	June 30, 2013	December 31, 2012	Change
Stockholders' equity	$19,013	$22,447	(15%)
Stockholders' equity (ex. AOCI)¹	$18,939	$19,604	(3%)
Book value per diluted share	$38.59	$45.80	(16%)
Book value per diluted share (ex. AOCI)*	$38.44	$40.00	(4%)
[1] Accumulated other comprehensive income (AOCI)

The Hartford’s stockholders’ equity was $19.0 billion as of June 30, 2013, a decrease of $3.4 billion, or 15%, from $22.4 billion as of Dec. 31, 2012, reflecting net losses of $431 million in the first half of 2013, share and warrant repurchases totaling $166 million, common and preferred dividends of $101 million and a decrease in AOCI from $2.8 billion at Dec. 31, 2012 to $0.1 billion at June 30, 2013.

The company repurchased 3.4 million shares and 0.9 million warrants for a total of $118 million during second quarter 2013, bringing total repurchases under the $1.25 billion equity repurchase plan to $166 million. Issued shares totaled 491.6 million and diluted common shares totaled 492.7 million at June 30, 2013 compared with 469.7 million and 490.1 million, respectively, at Dec. 31, 2012. The increase in shares was due to the April 1, 2013 conversion of the company's $575 million of Mandatory Convertible Preferred Stock, Series F into 21.2 million shares of common equity. There was no material impact on book value per diluted share as a result of this conversion. Diluted common shares for both periods include the dilutive effect of the company's common stock warrants and options.

Book value per diluted common share was $38.59 as of June 30, 2013, a decrease of 16% compared with $45.80 as of Dec. 31, 2012. Excluding AOCI, book value per diluted common share* declined 4% to $38.44 as of June 30, 2013, compared with $40.00 as of Dec. 31, 2012.

CONFERENCE CALL

The Hartford will discuss its second quarter 2013 financial results in a webcast on Tuesday, July 30, 2013 at 9 a.m. EDT. The webcast, along with a slide presentation, can be accessed live or as a replay through the investor relations section of The Hartford's website at
http://ir.thehartford.com. The slide presentation will be posted on The Hartford’s website at approximately 8:30 a.m. EDT on July 30, 2013.

More detailed financial information can be found in The Hartford's Investor Financial Supplement for June 30, 2013 and 10-Q filing for the quarter ended June 30, 2013, which are both available at http://ir.thehartford.com.

ABOUT THE HARTFORD
With more than 200 years of expertise, The Hartford (NYSE:HIG) is a leader in property and casualty insurance, group benefits and mutual funds. The company is widely recognized for its service excellence, sustainability practices, trust and integrity. More information on the company and its financial performance is available at www.thehartford.com.
From time to time, The Hartford may use its website to disseminate material company information. Financial and other important information regarding The Hartford is routinely accessible through and posted on our website at http://ir.thehartford.com. In addition, you may automatically receive email alerts and other information about The Hartford when you enroll your email address by visiting the “Email Alerts” section at http://ir.thehartford.com.

HIG-F

Media Contact                    Investor Contact
Shannon Lapierre                    Sabra Purtill, CFA
860-547-5624                        860-547-8691
shannon.lapierre@thehartford.com            sabra.purtill@thehartford.com

Sean Rourke
860-547-5688
sean.rourke@thehartford.com

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
CONSOLIDATING INCOME STATEMENTS
($ in millions)
Three Months Ended June 30, 2013
	Property & Casualty	Group Benefits	Mutual Funds	Talcott Resolution	Corporate	Consolidated
Earned premiums	$2,453	$823	$—	$17	$—	$3,293
Fee income	—	15	170	512	2	699
Net investment income (loss)
Securities available-for-sale and other	338	100	—	429	—	867
Equity securities held for trading [1]	—	—	—	1,189	—	1,189
Total net investment income	338	100	—	1,618	—	2,056
Other revenues	65	—	—	—	—	65
Net realized capital gains (losses)	(7)	37	—	(688)	10	(648)
Total revenues	2,849	975	170	1,459	12	5,465
Benefits, losses, and loss adjustment expenses	1,883	635	—	368	—	2,886
Benefits, losses, and loss adjustment expenses – returns credited on International variable annuities [1]	—	—	—	1,188	—	1,188
Amortization of deferred policy acquisition costs	309	8	10	64	—	391
Insurance operating costs and other expenses	492	248	128	219	14	1,101
Interest expense	—	—	—	—	100	100
Restructuring and other costs	—	—	1	(1)	19	19
Total benefits and expenses	2,684	891	139	1,838	133	5,685
Income (loss) from continuing operations before income taxes	165	84	31	(379)	(121)	(220)
Income tax expense (benefit)	27	23	11	(171)	(46)	(156)
Income (loss) from continuing operations	138	61	20	(208)	(75)	(64)
Loss from discontinued operations, after tax	(2)	—	—	(124)	—	(126)
Net income (loss)	136	61	20	(332)	(75)	(190)
Less: Unlock benefit, after tax	—	—	—	36	—	36
Less: Restructuring and other costs, after tax	—	—	(1)	1	(12)	(12)
Less: Income (loss) from discontinued operations, after tax	(2)	—	—	(124)	—	(126)
Less: Net gain (loss) on dispositions, after tax	—	—	—	1	—	1
Less: Net realized gains (losses), after tax and DAC, excluded from core earnings	(2)	24	1	(442)	6	(413)
Core earnings (losses)	$140	$37	$20	$196	$(69)	$324

[1] Includes dividend income and mark-to-market effects of trading securities supporting the international variable annuity business, which are classified in net investment income with corresponding amounts credited to policyholders within benefits, losses and loss adjustment expenses.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
CONSOLIDATING INCOME STATEMENTS
($ in millions)
Three Months Ended June 30, 2012
	Property & Casualty	Group Benefits	Mutual Funds	Talcott Resolution	Corporate	Consolidated
Earned premiums	$2,454	$950	$—	$(4)	$—	$3,400
Fee income	—	16	148	896	45	1,105
Net investment income (loss)
Securities available-for-sale and other	319	107	—	664	3	1,094
Equity securities held for trading [1]	—	—	—	(1,661)	—	(1,662)
Total net investment income (loss)	319	107	—	(997)	3	(568)
Other revenues	61	—	—	—	—	61
Net realized capital gains (losses)	(21)	—	(2)	573	17	567
Total revenues	2,813	1,073	146	468	65	4,565
Benefits, losses, and loss adjustment expenses	1,929	759	—	933	(1)	3,620
Benefits, losses, and loss adjustment expenses – returns credited on International variable annuities [1]	—	—	—	(1,661)	—	(1,661)
Amortization of deferred policy acquisition costs	315	8	9	222	—	554
Insurance operating costs and other expenses	471	261	108	350	63	1,253
Loss on extinguishment of debt	—	—	—	—	910	910
Interest expense	—	—	—	—	115	115
Restructuring and other costs	5	—	1	14	28	48
Total benefits and expenses	2,720	1,028	118	(142)	1,115	4,839
Income (loss) from continuing operations before income taxes	93	45	28	610	(1,050)	(274)
Income tax expense (benefit)	8	10	10	178	(372)	(166)
Income (loss) from continuing operations	85	35	18	432	(678)	(108)
Add: Income (loss) from discontinued operations, after tax	(1)	—	—	8	—	7
Net income (loss)	84	35	18	440	(678)	(101)
Less: Unlock benefit (charge), after tax	—	—	—	(146)	—	(146)
Less: Restructuring and other costs, after tax	(3)	—	(1)	(9)	(18)	(31)
Less: Loss from discontinued operations, after tax	(1)	—	—	8	—	7
Less: Loss on extinguishment of debt, after tax	—	—	—	—	(587)	(587)
Less: Net realized gains (losses), after tax and DAC, excluded from core earnings	(13)	1	—	387	7	382
Core earnings (losses)	$101	$34	$19	$200	$(80)	$274
[1] Includes dividend income and mark-to-market effects of trading securities supporting the international variable annuity business, which are classified in net investment income with corresponding amounts credited to policyholders within benefits, losses and loss adjustment expenses.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
RESULTS BY SEGMENT
($ in millions, except per share data)

	Three Months Ended
	June 30, 2013	June 30, 2012	Change
Property & Casualty Commercial	$198	$162	22%
Consumer Markets	15	(47)	NM
P&C Other Operations	(73)	(14)	NM
Total P&C core earnings	140	101	39%
Group Benefits core earnings	37	34	9%
Mutual Funds core earnings	20	19	5%
Sub-total	197	154	28%
Talcott Resolution core earnings	196	200	(2)%
Corporate core losses	(69)	(80)	(14)%
CONSOLIDATED CORE EARNINGS	324	274	18%
Add: Unlock benefit (charge), after tax	36	(146)	NM
Add: Restructuring and other costs, after tax	(12)	(31)	NM
Add: Income (loss) from discontinued operations, after tax	(126)	7	NM
Add: Loss on extinguishment of debt, after tax	—	(587)	100%
Add: Net reinsurance gain on dispositions, after tax	1	—	100%
Add: Net realized capital gains (losses), after tax and DAC, excluded from core earnings [1]	(413)	382	NM
Net loss	$(190)	$(101)	NM
PER SHARE DATA
Diluted earnings (losses) per common share
Core earnings available to common shareholders and assumed conversion of preferred shares	$0.66	$0.56	18%
Less: Difference arising from shares used for the denominator between net loss and core earnings	0.03	0.01	NM
Add: Unlock benefit (charge), after tax	0.07	(0.31)	NM
Add: Restructuring and other costs, after tax	(0.02)	(0.07)	(71)%
Add: Income (loss) from discontinued operations, after tax	(0.28)	0.01	NM
Add: Loss on extinguishment of debt, after tax	—	(1.26)	100%
Add: Net reinsurance gain on dispositions, after tax	—	—	100%
Add: Net realized capital gains (losses), after tax and DAC, excluded from core earnings [1]	(0.82)	0.81	NM
Less: Assumed conversion of preferred dividends	—	(0.01)	(100)%
Net income loss available to common shareholders	$(0.42)	$(0.26)	62%
[1] NM: The Hartford defines increases or decreases greater than or equal to 200% or changes from a net gain to a net loss position, or vice versa, as “NM” or “not meaningful.”

DISCUSSION OF NON-GAAP FINANCIAL MEASURES
The Hartford uses non-GAAP financial measures in this press release to assist investors in analyzing the company's operating performance for the periods presented herein. Because The Hartford's calculation of these measures may differ from similar measures used by other companies, investors should be careful when comparing The Hartford's non-GAAP financial measures to those of other companies. Definitions and calculations of other financial measures used in this press release can be found below and in The Hartford's Investor Financial Supplement for the second quarter of 2013, which is available on The Hartford's website, http://ir.thehartford.com.

Book value per diluted common share excluding accumulated other comprehensive income ("AOCI”): Book value per diluted common share excluding AOCI is a non-GAAP financial measure based on a GAAP financial measure. It is calculated by dividing (a) common stockholders' equity excluding AOCI, after tax, by (b) common shares outstanding and dilutive potential common shares. The Hartford provides book value per diluted common share excluding AOCI to enable investors to analyze the company’s stockholders’ equity excluding the effect of changes in the value of the company’s investment portfolio and other assets due to interest rates, currency and other factors. The Hartford believes book value per diluted common share excluding AOCI is useful to investors because it eliminates the effect of items that can fluctuate significantly from period to period, primarily based on changes in market value. Book value per diluted common share is the most directly comparable GAAP measure. A reconciliation of book value per diluted common share, including AOCI to book value per diluted common share, excluding AOCI as of June 30, 2013 and December 31, 2012 is set forth below.

	As of
	June 30, 2013	December 31, 2012	Change
Book value per diluted common share, including AOCI	$38.59	$45.80	(16)%
Less: Per diluted share impact of AOCI	$0.15	$5.80	(97)%
Book value per diluted common share, excluding AOCI	$38.44	$40.00	(4)%

Combined ratio before catastrophes and prior year development: Combined ratio before catastrophes and prior year development is a non-GAAP financial measure. Combined ratio is the most directly comparable GAAP measure. The combined ratio is the sum of the loss and loss adjustment expense ratio, the expense ratio and the policyholder dividend ratio. This ratio measures the cost of losses and expenses for every $100 of earned premiums. A combined ratio below 100% demonstrates a positive underwriting result. A combined ratio above 100% indicates a negative underwriting result. The combined ratio before catastrophes and prior year development represents the combined ratio for the current accident year, excluding the impact of catastrophes and prior year development. The company believes this ratio is an important measure of the trend in profitability since it removes the impact of volatile and unpredictable catastrophe losses and prior accident year loss and loss adjustment expense reserve. A reconciliation of the combined ratio to the combined ratio before catastrophes and prior year development is provided in the table below.

	Three Months Ended
	June 30, 2013	June 30, 2012
P&C Commercial
Combined ratio	98.4	100.5
Catastrophe ratio	2.3	2.3
Non-catastrophe prior year development	3.0	3.7
Combined ratio before PYD & catastrophes	93.1	94.5

Consumer Markets
Combined ratio	101.0	112.6
Catastrophe ratio	12.2	22.9
Non-catastrophe prior year development	(0.1)	(1.5)
Combined ratio before PYD & catastrophes	88.9	91.3

Core Earnings: The Hartford uses the non-GAAP measure core earnings as an important measure of the company’s operating performance. The Hartford believes that the measure core earnings provides investors with a valuable measure of the performance of the company’s ongoing businesses because it reveals trends in our insurance and financial services businesses that may be obscured by including the net effect of certain realized capital gains and losses, discontinued operations, loss on extinguishment of debt, gains and losses on business disposition transactions, certain restructuring charges and the impact of Unlocks to deferred policy acquisition costs ("DAC"), sales inducement assets ("SIA"), unearned revenue reserves ("URR") and death and other insurance benefit reserve balances. Some realized capital gains and losses are primarily driven by investment decisions and external economic developments, the nature and timing of which are unrelated to the insurance and underwriting aspects of our business.
Accordingly, core earnings excludes the effect of all realized gains and losses (net of tax and the effects of DAC) that tend to be highly variable from period to period based on capital market conditions. The Hartford believes, however, that some realized capital gains and losses are integrally related to our insurance operations, so core earnings includes net realized gains and losses such as net periodic settlements on credit derivatives and net periodic settlements on the Japan fixed annuity cross-currency swap. These net realized gains and losses are directly related to an offsetting item included in the income statement such as net investment income. Net income (loss) is the most directly comparable U.S. GAAP measure. Core earnings should not be considered as a substitute for net income (loss) and does not reflect the overall profitability of the company’s business. Therefore, the Hartford believes that it is useful for investors to evaluate both net income (loss) and core earnings when reviewing the company’s performance.
A reconciliation of core earnings to net income (loss) for the quarterly periods ended June 30, 2013 and 2012, is included in this press release. A reconciliation of core earnings to net income (loss) for individual reporting segments can be found in this press release under the heading "The Hartford Financial Services Group, Inc. Consolidating Income Statements" and in The Hartford's Investor Financial Supplement for the quarter ended June 30, 2013.
Core earnings available to common shareholders per diluted share: Core earnings available to common shareholders per diluted share is calculated based on the non-GAAP financial measure core earnings. It is calculated by dividing (a) core earnings, by (b) diluted common shares outstanding. The Hartford believes that the measure core earnings available to common shareholders per diluted share provides investors with a valuable measure of the company's operating performance for the same reasons applicable to its underlying measure, core earnings. Net income (loss) per diluted common share is the most directly comparable GAAP measure. Core earnings available to common shareholders per diluted share should not be considered as a substitute for net income (loss) per diluted share and does not reflect the overall profitability of the company's business.

Therefore, The Hartford believes that it is useful for investors to evaluate both net income (loss)per diluted share and core earnings available to common shareholders per diluted share when reviewing the company's performance. A reconciliation of core earnings available to common shareholders per diluted share to net income (loss) per diluted common share for the quarterly periods ended June 30, 2013 and 2012 is included in this press release under the heading “The Hartford Financial Services Group, Inc. Results By Segment.”

Underwriting gain (loss): The Hartford's management evaluates profitability of the P&C Commercial and Consumer Markets segments primarily on the basis of underwriting gain or loss. Underwriting gain (loss) is a before-tax measure that represents earned premiums less incurred losses, loss adjustment expenses and underwriting expenses. Net income (loss) is the most directly comparable GAAP measure. Underwriting gain (loss) is influenced significantly by earned premium growth and the adequacy of The Hartford's pricing. Underwriting profitability over time is also greatly influenced by The Hartford's underwriting discipline, as management strives to manage exposure to loss through favorable risk selection and diversification, effective management of claims, use of reinsurance and its ability to manage its expenses. The Hartford believes that the measure underwriting gain (loss) provides investors with a valuable measure of profitability, before tax, derived from underwriting activities, which are managed separately from the company's investing activities. A reconciliation of underwriting results to net income for the quarterly periods ended June 30, 2013 and 2012, is set forth below.

	Three Months Ended
	June 30, 2013	June 30, 2012
P&C Commercial
Net income	$192	$149
Add: Loss from discontinued operations	(2)	(1)
Add: Net realized capital losses	(7)	(16)
Add: Income tax expense	63	48
Less: Net servicing income	7	4
Add: Other income	(30)	(22)
Less: Net investment income	262	239
Underwriting gain (loss)	$25	$(7)

Consumer Markets
Net income (loss)	$15	$(50)
Add: Net realized capital losses	(3)	(2)
Add (Less): Income tax expense (benefit)	2	(32)
Less: Net servicing income	6	4
Add: Other income	(16)	(11)
Less: Net investment income	39	41
Underwriting loss	$(9)	$(114)

SAFE HARBOR STATEMENT
Some of the statements in this release should be considered forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects,” “projects” and similar references to the future. Examples of forward-looking statements include, but are not limited to, statements the company makes regarding future results of operations. The Hartford cautions investors that these forward-looking statements are not guarantees of future performance, and actual results may differ materially. Investors should consider the important risks and uncertainties that may cause actual results to differ. These important risks and uncertainties include: challenges related to the company's current operating environment, including continuing uncertainty about the strength and speed of the recovery in the United States and other key economies and the impact of governmental stimulus and austerity initiatives, sovereign credit concerns, a sustained low interest rate environment, higher tax rates and other potentially adverse developments on financial, commodity and credit markets and consumer spending and investment and the effect of these events on our returns in investment portfolios and our hedging costs associated with our variable annuities business; the risks, challenges and uncertainties associated with our strategic realignment to focus on our property and casualty, group benefits and mutual fund businesses, place our Individual Annuity business into run-off and sell the Individual Life, Woodbury Financial Services, Retirement Plans and U.K. variable annuity businesses, including potential constraints on our ability to deploy capital as and when planned; execution risk related to the continued repositioning of our investment portfolios and refinement of our hedge program for our run-off annuity block; the future capital self-sufficiency of the company's Talcott Resolution businesses; market risks associated with our business, including changes in interest rates, credit spreads, equity prices, market volatility and foreign exchange rates, and implied volatility levels, as well as continuing uncertainty in key sectors such as the global real estate market; the possibility of unfavorable loss development including with respect to long-tailed exposures; the possibility of a pandemic, earthquake, or other natural or man-made disaster that may adversely affect our businesses; weather and other natural physical events, including the severity and frequency of storms, hail, winter storms, hurricanes and tropical storms, as well as climate change and its potential impact on weather patterns; risk associated with the use analytical models in making decisions in key areas such as underwriting, capital, hedging, reserving, and catastrophe risk management; the uncertain effects of emerging claim and coverage issues; the company's ability to effectively price its property and casualty policies, including its ability to obtain regulatory consents to pricing actions or to non-renewal or withdrawal of certain product lines; the impact on our statutory capital of various factors, including many that are outside the company's control, which can in turn affect our credit and financial strength ratings, cost of capital, regulatory compliance and other aspects of our business and results; risks to our business, financial position, prospects and results associated with negative rating actions or downgrades in the company's financial strength and credit ratings or negative rating actions or downgrades relating to our investments; the impact on our investment portfolio if our investment portfolio is concentrated in any particular segment of the economy; volatility in our earnings and potential material changes to our results resulting from our adjustment of our risk management program to emphasize protection of economic value; the potential for differing interpretations of the methodologies, estimations and assumptions that underlie the valuation of the company's financial instruments that could result in changes to investment valuations; the subjective determinations that underlie the company's evaluation of other-than-temporary impairments on available-for-sale securities; losses due to nonperformance or defaults by others; the potential for further acceleration of deferred policy acquisition cost amortization; the potential for further impairments of our goodwill or the potential for changes in valuation allowances against deferred tax assets; the possible occurrence of terrorist attacks and the company's ability to contain its exposure, including the effect of the absence or insufficiency of applicable terrorism legislation on coverage; the difficulty in predicting the company's potential exposure for asbestos and environmental claims; the response of reinsurance companies under reinsurance contracts and the availability, pricing and adequacy of reinsurance to protect the company against losses; actions by our competitors, many of which are larger or have greater financial resources than we do; the company's ability to distribute its products through distribution channels, both current and future; the cost and other effects of increased regulation as a result of the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which, among other effects, vests a Financial Stability Oversight Council with the power to designate “systemically important” institutions, requires central clearing of, and/or imposes margin and capital requirements on, derivatives transactions, and created a new “Federal Insurance Office” within the U.S. Department of the Treasury; unfavorable judicial or legislative developments; the potential effect of other domestic and foreign regulatory developments, including those that could adversely impact the demand for the company's products, operating costs and required capital levels; regulatory limitations on the ability of the company and certain of its subsidiaries to declare and pay dividends; the company's ability to maintain the availability of its systems and safeguard the security of its data in the event of a disaster, cyber or other information security incident or other unanticipated event; the risk that our framework for managing operational risks may not be effective in mitigating material risk and loss to the company; the potential for difficulties arising from outsourcing relationships; the impact of changes in federal or state tax laws; regulatory requirements that could delay, deter or prevent a takeover attempt that shareholders might consider in their best interests; the impact of potential changes in accounting principles and related financial reporting requirements; the company's ability to protect its intellectual property and defend against claims of infringement; the company's ability to implement its capital plan;

and other factors described in such forward-looking statements and other factors described in The Hartford's 2012 Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Form 10-Q/A and other filings The Hartford makes with the Securities and Exchange Commission.

Any forward-looking statement made by the company in this release speaks only as of the date of this release. Factors or events that could cause the company's actual results to differ may emerge from time to time, and it is not possible for the company to predict all of them. The company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise.